January 12, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:  Meridian Waste Solutions, Inc. (the “Company”)
       Filed on Form S-1
       Registration No. 333-213579

Dear Ms. Long:

We, as representatives of the several underwriters, hereby request the withdrawal of the acceleration request relating to the above-referenced Registration Statement previously submitted by us to the staff of the Securities and Exchange Commission and dated January 10, 2017.

Please contact Anthony J. Marsico of Greenberg Traurig, LLP at (212) 801-9362 with any questions concerning this request.

[Signature page follows]

Sincerely, Joseph Gunnar & Co., LLC Acting As Representative of the several Underwriters

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings